March 17, 2021

VIA EDGAR

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:     Mr. Daniel Morris

Re:	Acceleration Request for Rocket Internet Growth Opportunities Corp.

Registration Statement on Form S-1 (File No. 333-252913)

Dear Mr. Morris:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rocket Internet Growth Opportunities Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-252913 (the “Registration Statement”) be accelerated so that it will become effective at 4:00 P.M., New York City time, on March 18, 2021, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, requests by telephone that such Registration Statement be declared effective.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Krystian Czerniecki at Sullivan & Cromwell LLP at +49 (69) 4272 5525 or Mario Schollmeyer at Sullivan & Cromwell LLP at (212) 558-3287.

Securities and Exchange Commission

March 17, 2021

Sincerely,

Rocket Internet Growth Opportunities Corp.

By	/s/ Soheil Mirpour
	Name:	Soheil Mirpour
	Title:	Chief Executive Officer and Director

cc:	Krystian Czerniecki

Mario Schollmeyer

(Sullivan & Cromwell LLP)